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SUBMIT RAISE

Internet / Technology

Peeka VR

Bringing picture books to life in virtual reality with Peeka

Jump into the pages of your favorite books in VR with Peeka!

Seattle, WA

$0 *of $100,000 Goal*

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Community Impact

 Education

 Minority Owned

 Community Building

 Child Welfare

♪ Arts & Culture

Pitch

At Peeka, we bring pictures books to life in virtual reality so kids can jump into the pages of beloved books and let the stories happen to them. This all happens using a simple smartphone and cardboard or plastic VR headset. Our mission is to create delightful, practical experiences that promote learning/reading engagement, comprehension and retention.

We have built the first ever VR book library and platform, and have articulated a pipeline from which similar VR books can be made. Our mobile platform hosts our VR experiences and will eventually host more than only Peeka's experiences. Today, Peeka is live classrooms in SC, ID and exhibiting in WA and more.

Key Facts

We've already created three immersive virtual reality picture book experiences, and have begun production on our fourth.

This past summer, we beta launched our mobile app, allowing educators and parents to experience the magic of our experiences on the fly.

We've launched Peeka VR reading programs in Idaho, South Carolina all mostly states where reading scores need incredible help. Later this year: Washington state and Washington DC.

Our CEO and cofounder Michael used to work at Disneyland, where he wanted to make rides. Peeka experiences are based off classic Disneyland "dark rides"!

According to a recent VoucherCloud Parent Research Survey, the average child gets a mobile phone at age 6. We need to meet kids in the middle, on their terms, to improve literacy.

Expand all sections

Opportunity

Normal B I U S A A Raw Div

JUMP INTO THE PAGES OF BELOVED BOOKS AND LET THE STORIES HAPPEN TO YOU


Peeka VR: "Scavenger...

With phones becoming more and more a part of a child's life, oftentimes from birth, it's never become more important to **meet children in the middle** to help inspire a love for literacy. There are so many games, apps and videos to compete with a physical book or even e-books.

This is why **mobile VR** and **Peeka** are the answer. Our opportunity is to onboard an entire generation of VR users, young people who don't have the same standards for fidelity, who love even the most base VR experiences, who are wholly underserved by the VR ecosystem at large. In turn, **we are creating new readers.** Further, their parents all have the requisite computing machine (a smart phone!) in their pockets already.


peeka
peeka

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LIVE IN SCHOOLS ACROSS THE NATION, AND IN YOUR APP STORE

Peeka creates **practical VR experiences for kids** that work on their parent's smartphone. It's that simple. We are a trojan horse that uses the technology that drives kids away from books, to **bring them back to reading**.


peeka

When you work and invest with Peeka, you're investing in a team who has been operating, learning and building for over three years. In that time, we've **launched in classrooms across South Carolina and Idaho**, two states who are near the bottom of the list as far as reading scores go in the nation. We are now live in the App and Google Play stores, you can



live in the App and Google Play stores, you can download and try it yourself today.

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HOW INVESTING IN PEEKA WILL GO TO WORK

Your investment will help us bring Peeka's immersive reading experiences to more families and schools who need them the most across the nation: In South Carolina, Mississippi, Washington, Idaho and more.

Use of Funds

1. **Complete new app features:** Parent Portal (second screen), Peeka Points (motivation), etc

2. **Grow content moat:** Create 8+ content pieces, grow content team, articulate partner SDK's and toolkits

3. **Onboard 10+ enterprise partners:** More School Districts, Hospitals, Daycare, etc

4. **Acquire 10,000+ downloads** & 2,000+ active users

5. **Integrate with strategic partners:** Hardware + IP (toy companies)

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PEEKA MEDIA

Watch our official pitch video here.
Watch a run through of a scene from Peeka's experience "Scavenger Scout: Rock Hound" here.
Watch our news coverage from ABC Savannah here.
Read the S.C. State Resolution recognizing Peeka here.



Governor McMaster trying his first ever VR experience with Peeka at the Capitol after signing a bill recognizing our efforts in his state of South Carolina.



Reading can be fun again.
Let's make it happen together.
peeka



Save

Our Terms

Equity | $100 Minimum Investment

Every $100 purchases the equivalent of .002500% equity at the maximum Raise target.

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Form C Filing)

$0.37
Price per share/Unit

270,270
Shares Offered

1.27%
Min % of Company

2.50%
Max % of Company

Perk calculator

Please select potential investment amount to reveal available perks

$100

30 Free Tokens

1. Free Tokens

Invest $100

Benefits & Perks

$100	**30 Free Tokens**
	1. **Free Tokens** Each investor in our Fundopolis campaign will receive 30 Free Tokens! Upon the closing of the investment round, each investor will receive a unique promo code to enter in the 'Token Shop' section on our app. Do not share this code with anyone as it will be a unique, one-time code.
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$1,000	**2 Free Peeka VR Headsets**
	1. **2 Free Peeka VR Headsets** If you invest $999+, we will send you 2 Free Peeka VR Headsets!
	Read less
$10,000 Only 10 Packages Offered	**Name In Lights**
	1. **Name on Website** If you invest $9,999+, we will add your name, company name, or name of a loved one to a special section of our website.
	Read less

 Our Team



Alex Comfortes CO-FOUNDER

CHIEF OPERATING OFFICER

Informed by years building a variety of e-commerce startups, Alex brings strategic business perspective that ensures Peeka has the necessary revenue and funding to reach its milestones, while continuing to innovate in a new markets.



Michael Wong CO-FOUNDER

CHIEF EXECUTIVE OFFICER

As CEO, Michael's experience working for Disneyland and proven technology marketing track record contextualize his passion and skill for crafting Peeka's product, content and marketing visions. Michael also leads the content efforts for Peeka.

 



Hunter Stutsman OWNER

CHIEF SALES OFFICER

Hunter's experience as an apprentice for a $200M+ venture capitalist fuels and informs his abilities to bridge new partnerships with schools, authors, capital and other strategic alliances across the nation.



Chyann Hughes

LEAD ARTIST

Chyann is the lead artist and animator on the Peeka Studios team.



Gavin Fridlund

LEAD DEVELOPER

Gavin is the lead developer who articulates the platform vision for Team Peeka.



Chris Dougherty

UNITY DEVELOPER

Chris is the lead Unity Developer on the Peeka Studio team.



Aaron Nguyen

BACKEND DEVELOPER

Aaron is a platform developer with Peeka who is most concerned with building out the backend "plumbing" for the Peeka platform.





Akiko Ambuehl

ARTIST / ANIMATOR

Akiko is an artist and animator on the Peeka Studios team.



Aaron Andrews

UNITY DEVELOPER

Aaron is a seasoned Unity Developer on the Peeka Studios team.

Our Milestones

Show All

2017

Lean Pre-seed Angel Funding

We received lean angel pre-seed funding - $60K

Mar 15th

dad and your mother...

First VR Book Experience

Completed our first VR experience -"Farful Foolong from Oolong Panshoo and the Grey

Sep 15th

Begin our first pilot tests in Seattle-area private schools.

Nov 1st

2018

would end up becoming our Educator Advisor. It was in Nampa and via our educator advisor's research that we discovered how impactful Peeka can be for ESL students.

Jan 1st

Pacific S Center E Startup

We join th Center's S Residency

Apr 15th

Media





WJCL 22 abc

GeekWire



""[It will] spark an interest for those individuals who may not be avid readers, those individuals who may not want to read. Or might not want to pick up that traditional book to just sit and read,""

– ABC Savannah

 FAQ ⌃

Q: Does VR affect eyesight negatively?

A: Where we land today is that virtual reality is not dangerous for eyesight, a view supported both by university research (check out Marty Banks, professor of optometry, vision science, psychology, and neuroscience at UC Berkeley) and by the American Academy of Ophthalmology (https://www.aao.org/eye-health/tips-prevention/are-virtual-reality-headsets-safe-eyes). The "why" behind this is because VR makes you focus in depth - that is, you see things in VR that are far away from you. Where watching an iPad or TV up close to your eyes is potentially damaging to the degree that a person is forcing their corneas to repeatedly focus differently than it's used to. Some research is even showing that VR can improve eyesight (https://www.aao.org/Assets/2dac9f9a-81b8-4260-a0cf-8e185acd22e4/636737811504330000/october-2018-feature-a-pdf). I will spare you the details because research is still early, but it's an exciting future. ⌃

Q: What is the competition like in the space?

A: Right now, VR is wholly deluged by content that is one-off and explorative. Peeka creates practical education VR content for children, and is currently the only company that does so specifically. Related players are making Augmented Reality focused content, such as WonderLens and Merge. In the classroom, Google VR has provided ample surface area for us to be able to expand on their current VR field trip offerings. ⌃

Q: What are your exit opportunities?

A: As we're still building, we're not eyeing an exit any time soon. However, possible acquisition targets include Amazon (books and kid media devices), Facebook (Oculus), Google (YouTube, Google VR and Google EDU), and Disney (powerful family media). ⌃

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C190408.1MJM



Where children's books come to life in VR.

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—

Imagine jumping into the pages of your favorite book

It's possible on Peeka.

Peeka is the platform where children re and play in virtual reality. On Peeka, ou reality children's books will enable kids favorite stories happen to them. Our m together with publishers, parents and s to increase elementary students' read comprehension and engagement.

Join Our Beta!

Watch the video below for a teaser of our newest experience:
"Scavenger Scout: Rock Hound" by Shelby Wilde



Stumbling over jeweled
goblets I crept closer.
I froze at a slithering sound
a watchful dragon was leaving
his gilded perch

An Arcade for Learning



peeka
5
03
PANSHOO
SCAVENGER SCOUT: ROCK HOUND
05
Coming Soon!
HELPS HIS FRIEND
fight the
YUCKITY-UCK
Coming Soon!

The Peeka mobile app is now live!





Download on the App Store

GET IT ON Google Play

On Peeka, children have the power to choose the books they want to experience in virtual reality with our parent-controlled token model.



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Order a limited-edition
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headset while supplies last!

Limited!

Peeka "Classic" Cardboard VR Headset

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~~$25.00~~ $20.00

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